Exhibit 11(a)(51)
                                                          -----------------

               NISOURCE EXTENDS TENDER OFFER FOR COLUMBIA ENERGY UNTIL
                                  DECEMBER 10, 1999

          MERRILLVILLE, IND., November 11 - NiSource Inc. [NYSE: NI] today announced that it has extended its tender offer for all of the outstanding common stock of Columbia Energy Group [NYSE: CG] until Midnight EST on Friday, December 10, 1999.

          Gary Neale, chairman, president and chief executive officer of NiSource, said, "We have been invited to enter the process established by the Columbia board. Therefore, we decided to extend our tender offer prior to the date many shareholders would tender their shares into our offer. We look forward to sitting down with the board and management of Columbia and remain confident that the NiSource offer is the most compelling opportunity for Columbia and all its constituencies."

          NiSource Inc. is a holding company with a market capitalization of approximately $2.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information on the company's offer for Columbia may be found on the Internet at www.yes2nisource.com and about the company at www.nisource.com.

          This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such a offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. As of the close of business on Wednesday, November 10, 1999, Columbia Energy Group [NYSE: CG] shareholders have tendered 30,806,511 shares pursuant to NiSource's tender offer. The offer may be extended beyond its December 10, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.


          INVESTOR CONTACT:             MEDIA CONTACT:
          NiSource Inc.                 NiSource Inc.
          Dennis Senchak                Maria Hibbs
          (219) 647-6085                (219) 647-6201

                    Abernathy MacGregor Frank
                    Joele Frank/Dan Katcher
                    (212) 371-5999
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